American Oil & Gas, Inc.
1050 Seventeenth St., Suite 2400
Denver, Colorado 80265
January 3, 2007
Mr. Gary Newberry
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	American Oil & Gas, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005, Filed April 6, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
Filed May 19, 2006, August 11, 2006 and November 20, 2006
File No. 1-31900
Dear Mr. Newberry:
Thank you for your letter of December 11, 2006, containing comments on the above referenced documents and for briefly speaking with me over the holidays. Attached to this letter are American management’s responses to each of the comments, numbered to correspond to the number of the specific comment in your letter.
I respectfully request permission to withhold the filing of amendments to the above filings until I have received your comments to these responses. I believe that this approach will not unduly prejudice the investment public.
On behalf of American Oil & Gas, Inc. (“American”), I acknowledge the following:
•	American is responsible for the adequacy and accuracy of the disclosure in its filings on Form 10-KSB and Form 10-Q;

•	SEC staff comments or American’s changes to its filing disclosures in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	American may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or by any person under the federal securities laws of the United States.
Please do not hesitate to contact me if you have any questions or require any further information regarding these matters.

Sincerely,
/s/ Joseph B. Feiten
Joseph B. Feiten Chief Financial Officer

Comments 1 through 15 and American’s Responses to Them
Form 10-KSB for the Fiscal Year Ended December 31, 2005
1.	Cover Page: We note that your periodic and current reports identify your Commission File Number to be 0-31547. Please use the correct Commission File Number of 1-31900 on these reports.
Response: As requested, we will use file number 1-31900 on all future filings, including filings of amended reports of prior periods. We were not aware that our file number 0-31547 as originally assigned had changed, but we now see that the SEC system is showing a file number of 1-31900 for our filings since November 2003.
2.	General Overview’s Developments Since December 31, 2004, page 2: We note the disclosure of the shares issued for the Tower Columbia Corporation (TCC) merger. Expand your Management Discussion and Analysis to include a discussion of the assets acquired as a result of this merger and its resulting impact on your financial condition and results of operations.
Response: We plan to insert the following as the third and fourth paragraphs of the MD&A section “Plan of Operations”:
In April 2005, Tower Colombia Corporation (“TCC”) merged into American as described on page 2. Immediately preceding the merger, TCC’s only significant assets were 25% working interests in unproven leases in the Douglas Project, the Krejci Project and the Bear Creek CBM Prospect and a 16% working interest in the proved producing Bear Creek Unit. For the approximate fifteen-month period from January 1, 2004 through the merger in April 2005, TCC had unaudited gross revenues of less than $80,000 excluding the $90,000 in management fees we paid to TCC for the first quarter of 2005. With the merger, we increased our working interests from 50% to 75% in the Douglas Project, Krejci Project and Bear Creek CBM Prospect and we increased our working interest from 39% to 55% for the Bear Creek Unit and ended payment of the management fees. We expect the merger to have little impact on the results of operations for 2006. The impact in subsequent years will be dependent on our success in exploring and developing the Douglas and Krejci projects.
As more fully described in Note 8 to the accompanying financial statements, in January 2006 we entered into a participation agreement with North Finn LLC effective August 1, 2005, to earn an additional 15% working interest in the Douglas and Krejci projects, whereby we control or effectively own at December 31, 2005 a 90% working interest in the Krejci Project and (excluding the Fetter prospect) the Douglas Projects as further described in Item 2.
3.	Liquidity and Capital Resources, page 22: You have disclosed significant drilling, completion, leasehold and acquisition costs for the 2005 and 2004 fiscal years. Expand this disclosure to relate the amounts and nature of these costs to each of your properties identified under item two on page 12.
Response: Page 22 says we incurred approximately $20,244,000 and $2,895,000, respectively, during the fiscal years ended December 31, 2005 and 2004, respectively. In developing this response, we noted that the $2,895,000 is for costs paid in cash or payable in cash. Incurred costs for 2004 totaled $3,325,765, as set forth in Note 2 to the financial statements. In an amended filing of the 10-KSB, we will correct the amount incurred in 2004 to $3,325,765 and add at page 22, the following information:

The nature of these incurred costs is provided in Note 2 to the accompanying financial statements. Of the $20,244,000 incurred in 2005, approximately $7.5 million was for lease acquisitions at the Goliath project, $1.5 million for additional leases at the Douglas project, $0.7 million for acquisition and exploration costs at Krejci, $2.7 million in well costs at Big Sky, $6.1 million for the Sims 16-26 and Hageman 16-34 wells at Fetter, $0.3 million for the Rollman 1-29 well, $0.5 million for acquisition and exploration costs at the Ft. Fetterman prospect and $0.9 million for other acquisition and exploration costs. The $3,325,765 incurred in 2004 consisted primarily of approximately $1.8 million to drill and complete development wells at Big Sky, $0.6 million to acquire the South Glenburn prospect and $0.4 million to acquire additional leases at Douglas.
4.	Statement of Cash Flows, page F-7: We note that the 2005 cash flow statement reports preferred dividends payable as a positive cash flow. Refer to the requirements for reporting a noncash financing activity as described in SFAS 95, paragraph 32. Please revise accordingly.
Response: We will revise the cash flow presentations to show dividends paid with stock as a non-cash financing activity and to show dividends as an add-back in determining net cash provided by operations. The presentation for share-based payment of dividends will then be consistent with SFAS 95, paragraph 32 and consistent with our existing presentation of share-based compensation in the consolidated statements of cash flows.
5.	Note 1 — Significant Accounting Policies, page F-9: We note you issued stock for a statutory merger in 2005, report jointly owned leases and have participation in working interests. Add a disclosure to address your accounting policy with respect to your treatment of subsidiaries and joint ventures.
Response: The statutory merger did not result in a subsidiary, but rather TCC was merged into American Oil & Gas, Inc. The “joint venture” is a traditional US working interest arrangement and not a partnership or a formal joint venture. We respectfully submit that the merger does not necessitate disclosure of accounting policy for subsidiaries or joint ventures.
6.	Note 1 — Revenue Recognition, page F-13: Refer to comment six in our letter of December 19, 2003 and your response letter of January 26, 2004 with regard to revenue recognition. Expand your revenue recognition disclosures to describe at what point you consider title of oil and gas produced from a well to be conveyed to the purchaser to be accounted for as sold.
Response: To clarify our revenue recognition policy, we will replace the first sentence in the Revenue Recognition paragraph with the following statement, “The Company recognizes oil and gas revenues from its interests in producing wells when production is delivered to, and title has transferred to, the purchaser and to the extent the selling price is reasonably determinable.”
7.	Note 3 — Stockholder’s Equity — Series AA Convertible Preferred Stock, page F-18: In your Form 8-K filed July 27, 2005, you disclosed you are required to file a registration statement within 75 days in order to register the common stock underlying the preferred stock and warrants. Your filing indicates that you accounted for this transaction as equity rather than as liabilities. However, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19, you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for this transaction. If you believe that the warrants should be classified as equity upon issuance, disclosure here and elsewhere in your filing must specifically indicate that net-cash settlement is not permitted or required. Additionally, your warrant agreement must also include this language. Please direct us to this language in your agreement. Otherwise, liability classification would be required upon issuance.
Response: Although the warrant form and the related subscription agreement [Both contained in Exhibit 4(ii) incorporated by reference in the 12/31/2005 10-KSB] require the Company to file a registration statement, the warrant also provides that the Company is not required to provide registered shares upon the exercise of the warrants, but rather can provide unregistered shares. The warrants’ terms do not provide for any cash penalties should the Company be unable to timely file the registration statement or other filings. The warrants meet the criteria in EITF 00-19 to classify the warrants’ value as equity initially (July 22, 2005) and at subsequent classification assessment dates (of each subsequent calendar quarter end), rather than any portion of the value as a liability, i.e.:
(a)	Each warrant is “a contract that requires the company to deliver shares in physical settlement” (EITF 00-19, par. 8).

(b)	“The contract permits the company to settle in unregistered shares” (EITF 00-19, preface to paragraphs 14 through 18). Paragraph 10 (page 5) of the Warrant signed by the Warrant holder states, “Holder understands that (a) the Company is under no obligation to register the issue of the Warrant Shares, (b) the Company’s obligation to register the resale of the Warrant Shares under the 1933 Act is as set forth in Section 3 of the Subscription and Registration Rights Agreement, and (c) in the absence of any such registration, the Warrant Shares cannot be sold unless they are sold pursuant to an exemption from registration under the 1933 Act. [Rule 144 exemption allows sales in limited amounts.] Thus, the Warrant Shares will have to be held indefinitely in the absence of a registration under the 1933 Act or an exemption from registration.” Section 3 of the Subscription and Registration Rights Agreement provides that the Company will “use its reasonable best efforts” to file a registration statement to allow the resale of shares issuable upon the exercise of the warrants. The Company did file the registration statement in October 2005, and it is still effective. The warrants expire on January 21, 2007.

(c)	The company has not had “a failed registration statement” within “the six months prior to the classification assessment date,” or the failed registration statement “does not preclude the issuance of unregistered shares.” (EITF 00-19 paragraph 14)

(d)	“The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments . . .” (EITF 00-19, preface to paragraph 19). American was authorized at the time of the warrant issuance and continues to be authorized to issue over 50,000,000 shares more than the sum of its shares outstanding and its shares committed to be issued including the shares for the warrants.

(e)	“The contract contains an explicit limit on the number of shares to be delivered in a share settlement” (EITF 00-19, preface to paragraph 20 to 24).

(f)	“There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC” (EITF 00-19, preface to paragraphs 25 to 28). American appreciates that this criteria set by the EITF refers to “required cash payments” and does not suggest that a failure to timely file implies that a cash payment or penalty will be due. In contrast, the EITF viewed the failure to provide registered shares (if the warrant required registered shares) would be a basis for cash settlement in lieu of the shares (EITF 00-19, paragraphs 14 to 18).

(g)	“There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract” (EITF 00-19, preface to paragraphs 29 to 31).

(h)	“There is no requirement in the contract to post collateral at any point or for any reason” (EITF 00-19, preface to paragraph 32).
Accordingly, for this matter, we respectfully submit that American has no adjustments to its financial statements. American will clarify in Financial Statement Note 3 that the warrants allow for American to issue unregistered shares, adding the following to the second paragraph on page F-16, “The Company was required to use its reasonable best efforts to file a registration statement to allow shares issued upon exercise of the warrant to be publicly sold, but the Company was not required to provide registered shares and is allowed to issue unregistered shares to the Warrant holder. The Company filed the registration statement in October 2005 and it is effective.”
With regards to (f) above, even if the EITF or some other guidance called for recognizing an implied cash payment liability to the warrant holder in the event the company failed to file the registration statement within 75 days after July 22, 2005, i.e., by November 7, 2005, or failed to keep the registration effective thereafter, we believe the probability of such a failure is small and the liability’s value insignificant. Before the September 30, 2005 Form 10-Q was filed, the registration was already effective and the stock price was back to a level below the $6.00 exercise price. An inability to keep stock registered should have a negative impact on stock price. In hindsight, for the year ended November 7, 2006, the closing daily stock price averaged $4.71 and the closing high was $6.06 and that was with the registration remaining effective. Accordingly, any liability for an implied cash payment triggered by a registration failure, would seem to be insignificant when measured at the warrant issuance date of July 22, 2005 or for the subsequent 10-KSB, 10-QSB and 10-Q filings through September 30, 2006.
8.	Note 5 — Income Taxes, page F-22: We note the information in the rate reconciliation and the components of deferred tax assets and liabilities. Tell us:
•	why your deferred tax asset due to net operating losses carryovers increased in fiscal 2005 given your reported book income for the fiscal year 2005, and

•	why your valuation allowance decreased in 2005 given that your net operating loss carryover increased during 2005.
We may have further comment.
Response: The NOLCF deferred tax asset increased in fiscal 2005 primarily because the Company is allowed to immediately deduct its US intangible drilling costs that are capitalized for book purposes, but such deduction also increases the deferred tax liability as shown in the Note 5 table. There was no valuation allowance for the $1.9 million deferred tax asset because at March 22, 2006, the pending Big Sky sale (closed March 31, 2006) would have a taxable gain of $9.7 million whereby utilization of the deferred tax asset was probable and no valuation allowance seemed warranted.

9.	Note 9 — Information Regarding Proved Oil and Gas Reserves (unaudited), page 27: We note that in the table reporting the changes [in] standardized measure of discounted future net cash flows, the beginning balance for December 31, 2005 does not equal the ending balance for December 31, 2004. Tell us the reasons why these two amounts are not in agreement.
Response: The beginning balance for December 31, 2005 is the pre-tax discounted present value of proved reserves at December 31, 2004 and should have been the after-tax discounted present value (i.e., the standardized measure) at December 31, 2004. When the beginning balance for 2005 is corrected, the “change in rates of production and other” is reduced to $27,798. We will amend the 10-KSB filing to reflect the correction. The standardized measure at December 31, 2005 is not impacted.
10.	Other: Revise your footnotes to the fiscal 2005 financial statements to disclose the information required under Statement of Financial Accounting Standards (SFAS) 141, paragraphs 51-54 with respect to the TCC merger. Include in your response a discussion of the reasons for the cost assigned to the acquired entity and reference to the authoritative literature that is applicable. Also tell us why you did not file financial statements of TCC upon acquisition in accordance with Regulation S-X, Rule 3-05. We may have further comments.
Response: We propose to revise our footnotes by inserting as the third and fourth paragraphs to Note 6 (Related Party Transactions) the following:
     TCC was a limited liability corporation owned by Mr. O’Brien, Mr. Solomon and Mr. Tholstrom, who prior to the merger served as the primary technical consultants to the Company in 2003 and 2004. With the merger, they signed five-year employment contracts with the Company to serve as the Company’s CEO and petroleum engineering vice presidents, respectively. Mr. O’Brien and Mr. Tholstrom continued as members of the Company’s Board of Directors. Immediately preceding the merger, TCC’s only significant assets were 25% working interests in the unproven Douglas Project, the Krejci Project and the Bear Creek CBM Prospect and a 16% working interest in the proved producing Bear Creek Unit . With the merger, we increased our working interests from 50% to 75% in the Douglas Project, Krejci Project and Bear Creek CBM Prospect and increased our working interest to 55% in the Bear Creek Unit..
     With the merger, Mr. O’Brien, Mr. Solomon and Mr. Tholstrom increased their combined ownership in the Company from approximately 6% to approximately 21% while remaining as the senior technical experts serving the Company. Our approval of the merger was a matter for our Board of Directors and did not require approval by a majority of our shareholders. TCC and the Company had significant elements of common control and common management, and the exchanged consideration was restricted stock for primarily unevaluated oil and gas property. Proved reserves of the oil and gas properties acquired in the merger had an estimated standardized measure of approximately $100,000 at the time of the merger. The Board obtained a fairness opinion, and the merger was recorded using TCC’s unaudited historical costs, i.e., $656,833 of equity with $673,728 in oil and gas properties, $5,586 in non oil and gas assets and $22,481 in liabilities at the time of the merger. For the approximate fifteen-month period from January 1, 2004 through the merger in April 2005, TCC had unaudited gross revenues of less than $80,000 excluding the $90,000 in management fees we paid TCC for the first quarter of 2005.
As noted in EITF 92-05, SFAS 141’s definition of business combination excludes transfers of net assets or exchanges of equity interests between entities under common control. Paragraph D12 of Statement 141 further provides that, in those situations, related assets and liabilities are to be recorded at their carrying amounts at the date of transfer. Neither Opinion 16 nor Statement 141 defines the term common control. The Task Force did not reach a consensus on the issue of how to determine whether common control of separate entities exists, and some Task Force members expressed uncertainty as to whether common control might exist in situations where an individual or group of individuals did not own at least 50% of each entity.
SEC Staff Accounting Bulletin 47, Topic 2D, amended for SFAS 141, provides general guidance for oil and gas exchange offers that, by analogy, provide guidance on the TCC merger. Topic 2D recognizes that “common control ordinarily exists when the issuing corporation acts as general partner for the offeree partnerships.” In those instances, common control does not require that the general partner own more than 50% of each offeree partnership. By analogy, the owners of TCC who were the critical oil and gas senior advisors and CEO of the Company (prior to and following the merger) were similar to a general partner of an oil and gas partnership, whereby common control existed in the form of common management, without a group necessarily owning 50% of both American and TCC prior to the merger. For exchange offers, Topic 2D provides general guidance that if the stock issuer is a private company prior to the exchange, the exchange (by parties with common control) should be recorded at historical cost because the private company’s stock does not have an “established market for its stock.” In the case of TCC, the stock issued by American was restricted by both being unregistered and by being held by senior management subject to insider trading restrictions. Even though American is a public company, the stock exchanged for the merger is akin to a private company’s stock that does not have an established market. An additional consideration is that the assets exchanged for the stock do not have a readily determinable value, being primarily blocks of oil and gas lease rights with no proven reserves and in acreage where American had a significant working interest prior to the merger.
Since we found the TCC merger to be an exchange of assets for restricted stock by entities under common control, the merger was not a business combination as defined in SFAS 141 for which the disclosures of SFAS 141’s paragraph 51 to 54 are required. We were exempt from filing financial statements under S-X Rule 3-05 because the TCC transaction met the exemption tests found in Rule S-B Item 310(c)(3)(i) — most notably, TCC’s assets and stock received by TCC in the merger were less than 20% of American’s corresponding $9.1 million in assets at 12/31/2004 and 29.96 million shares outstanding immediately prior to the TCC merger.
11.	Other: We note your sale of the Big Sky project as of March 31, 2006. Tell us why this item is not classified as an asset held for sale in your December 31, 2005 balance sheet and as a discontinued operation in your 2005 statements of operations and cash flows. Address the requirements of Statement of Financial Accounting Standards (SFAS) 144 in your response. In addition, tell us why the Big Sky project is not classified as a discontinued operation in the statement of operations and cash flows in each of your 2006 Form 10-Qs.
Response: In our research performed in conjunction with filing Form 10-Q for the three months ended March 31, 2006, we determined that for companies, such as American Oil & Gas, who use the full-cost accounting method:
•	SFAS 144 Accounting for the Impairment or Disposal of Long-lived Assets (issued 2001) is not applicable to sales of a portion of a full cost pool (as was the case for Big Sky) but only for the sale of an entire full cost pool consistent with the guidance found in SFAS 144’s paragraphs 3 through 5;

•	Sale or disposal of a portion (as was the case for Big Sky) of a full cost pool was not the sale or disposition of a “discontinued operation” as defined in SFAS 144; and

•	Because SFAS 144 is not applicable to the Big Sky sale, its requirements for disclosure of an asset held for sale would not be required.

Although the Big Sky property was not classified as an asset held for sale, management believed that the disclosure of its sale in the footnotes to the 2005 financial statements provided the essential information about the sale meaningful to investors with regards to the 2005 financial statements.
SFAS 144’s paragraph 3 says in part, “Except as indicated in paragraphs 4 and 5, this Statement applies to recognized long-lived assets of an entity to be held and used or to be disposed of, including (a) capital leases of lessees . . . (c) proved oil and gas properties that are being accounted for using the successful-efforts method of accounting,2 and (d) long-term prepaid assets.” Footnote 2 says, “Accounting requirements for oil and gas properties that are accounted for using the full-cost method of accounting are prescribed by the Securities and Exchange Commission (Regulation S-X, Rule 4-10 . . .).”
SFAS 144’s paragraph 4 says in part, “If a long-lived asset (or assets) is part of a group that includes other assets and liabilities not covered by this Statement, this Statement applies to the group. In those situations, the unit of accounting for the long-lived asset is its group. For a long-lived asset or assets to be held and used, that group (hereinafter referred to as an asset group) represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. For a long-lived asset or assets to be disposed of by sale or otherwise, that group (hereinafter referred to as a disposal group) represents assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction. . . .”
SFAS 144’s paragraph 5 says in part, “This Statement does not apply to . . . (g) unproved oil and gas properties that are being accounted for using the successful-efforts method of accounting.”
The full cost accounting method set forth in S-X Rule 4-10(c) provides in subsection (1) that “Cost centers [commonly called full-cost pools] shall be established on a country-by-country basis” whereby the unit of accounting is the country-wide, full-cost pool. Thus, the full-cost pool constitutes a “group” of long-lived assets described in SFAS 144’s paragraph 4. Since the sale of Big Sky was not a sale of all US properties, i.e., not a sale of the Company’s full-cost pool for the US, SFAS 144 is not applicable to the Big Sky sale. However, if the Company planned to sell the entire US full cost pool (the asset group), then SFAS 144 would be applicable for assessing when the full-cost pool should be classified as an asset held for sale.
SFAS 144 also provides the accounting for “discontinued operations.” SFAS 144’s paragraph 41 clarifies that classification of discontinued operations applies to “a component of an entity” where the component can be (a) a reportable segment, (b) an operating segment (as defined in SFAS 131, par 10, (c) a reporting unit (as defined in SFAS 142) or (d) an “asset group” defined in SFAS 144’s par. 4. The 10-KSB Note 1 subsection “Segment Reporting” explained that the Company has only one reportable segment (oil and gas production activities), but added that as a result of the Big Sky sale “substantially all of 2005 oil and gas revenue and operating expenses will be reflected as discontinued operations in 2006.”
However, management analysis last April found that it was not appropriate to classify the Big Sky sale as discontinued operations because (1) Big Sky was not (a) a reportable segment, (b) an operating segment, (c) a reporting unit or (d) an asset group. Big Sky was not a reportable segment, but only a portion of the reportable segment oil and gas production activities. SFAS 131 par 10, (c) provides that an “operating segment” has “discrete financial information available.” However, the Big Sky project, which had its costs within the full cost amortization base, did not have discrete financial information, such as amortization, available. Amortization is only for the full-cost pool’s amortization base in the aggregate. As expressed in section 406.01.c.i of the SEC Codification of Financial Reporting Release, for full-cost accounting, “once these costs are included in the amortization base, they lose their identity for all future accounting purposes” whereby even the reported gain on sale of Big Sky to investors and management was a gain based on the full-cost pool’s aggregate costs, not the cost of the Big Sky project itself. Big Sky is not “a reporting unit,” which is defined in SFAS 142 to be an operating segment or one level below an operating segment at which goodwill is measured. Big Sky is not an asset group because Big Sky was not the entire US full-cost pool.
In management’s analysis last April, we found that our understanding of the appropriate accounting was consistent with 10-K filings of Apache and Devon, two of the very largest US oil & gas companies using the full-cost accounting method and consistent with 10-K filings of Forest Oil, the largest Denver-based oil & gas company using full cost accounting.
Apache’s Forms 10-K for 12/31/2005 and for 12/31/2003 showed for the years 2001 through 2005 no discontinued operations, but did disclose divestitures (sales) of some properties during those years. The financial statements’ summary of significant accounting policies made no mention of SFAS 144 but did disclose the full cost accounting policy of generally crediting to the full cost pool the proceeds from the sale of oil and gas properties.
Devon’s Forms 10-K for 12/31/2005 and 12/31/2002 disclosed discontinued operations where Devon was discontinuing operations for an entire country, i.e., for an entire full cost pool. The Devon 10-Ks did not show discontinued operations for its divestiture of properties constituting less than an entire full cost pool. For 2002, Devon included a “discontinued operations” note referring to SFAS 144 and explaining that Devon had sold its Indonesian operations to PetroChina Company, sold its Argentine operations to Petroleo Brasileiro S.A and sold its Egyptian operations to IPR Transoil Corporation, recording the sales as sales of discontinued operations. When in 2005 Devon sold for $2 billion US Gulf Cost interests (being only a portion of Devon’s US properties), those interests were not classified as discontinued operations.
12.	Exhibits 31.1 and 31.2: We note that these certifications contain improper wording. Please provide certifications worded exactly as specified in Regulation S-K Item 601(b)(31) in future filings. We note that the title should be “Certification”.
Response: As requested, we will provide in future filings certifications worded exactly as specified in Regulation S-K Item 601(b) (31). We became aware of the wording inconsistencies in preparing certifications for Form 10-Q for the quarter ended September 30, 2006, filed last month. Those certifications in last month’s filing match the wording of Regulation S-K Item 601(b)(31) except that the certifications misspell the word principles and do not use initial caps in subparts of Parts 4 and 5. We will correct those two matters in future filings.
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
13.	Consolidated Statement of Income, page 4: We note the recognized gains from the sale of the Bear Creek and Goliath projects. Tell us why the gains from these sales are recognized, rather than being accounted for as adjustments of capitalized costs under the full cost method as required by Regulation S-X 4-10(c)(6).
Response: Consistent with Regulation S-X 4-10(c)(6), the gains are recognized because non-recognition of the gains “would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to [the] cost center” [S-X 4-10(c)(6)(i)]. Even with recognition of the $2,955,616 in gains for Bear Creek and Goliath (in Note 4), the Company’s evaluated costs less accumulated amortization was only $813,389. Had the gains not been recognized, then the June 30, 2006 amortization base (reduced for equipment salvage value) going forward would have been negative — significantly altering the relationship between capitalized costs and proved reserves and reducing the amortization rate to zero absent future additions to evaluated costs.
Engineering Comments
14.	Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-25: We note significant oil reserve revisions in 2004 and significant gas reserve revisions in 2005. Please provide us with the reasons for these revisions.
Response: The 2004 oil downward revision of 33,513 barrels should have been 7,747 barrels. An oil well drilled in 2004 on the Big Sky project was inadvertently classified in 2004 as a new discovery when it was actually development of a location classified as proved undeveloped in the December 31, 2003 reserve report. The misclassification of the well’s 25,766 net oil bbls of proved reserves overstated reserve additions for new discoveries and overstated the downward revision of oil reserves.
For the table of proved reserve changes in 2004, a gas property with 102,223 net mcf in newly discovered proved gas reserves was inadvertently misclassified as a favorable reserve revision, rather than a new discovery. However, rather than amend the 2004 table in the 2005 10-KSB, we reflected the 2004 discovery as a 2005 discovery in the 2005 table of proved reserve changes. In so doing, we also reflected in the 2005 table 102,223 net mcf of unfavorable reserve revisions, offsetting the favorable reserve revision shown the prior year for 2004. The 102,223 net mcf correction is the primary reason for the 149,409 net mcf unfavorable reserve revision in the 2005 table of which you inquired.
For the changes in standardized measure in 2004, the two misclassifications understated the change due to new discoveries (and overstated the change due to reserve revisions) by a net $115,000. The net understatement consisted of a $265,000 overstatement relating to the oil well and a $380,000 understatement for the gas property. The misclassifications had no impact on the $5.4 million standardized measure at 12/31/2004 or the $13.7 million standardized measure at 12/31/2005. We view these misclassifications as insignificant in dollar value and respectfully request that we not be required to amend the reserve information in the Form 10-KSB.
15.	Please confirm that in future filings where significant changes in reserves are reported in the table of reserve changes, you will provide appropriate explanations of such changes. Please see paragraph 11 of SFAS 69 for guidance.
Response: In future filings, we will provide appropriate explanation of significant changes.